Exhibit 99.2

ALEXCO RESOURCE CORP.

(the “Company”)

June 9, 2022

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 9, 2022. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at six (6).	56,276,536	648,004	Carried
		(98.9%)	(1.1%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	55,643,707	1,280,833	Carried
		(97.8%)	(2.2%)
	Elaine Sanders	55,708,185	1,216,355	Carried
		(97.9%)	(2.1%)
	Karen McMaster	55,728,067	1,196,473	Carried
		(97.9%)	(2.1%)
	Richard N. Zimmer	55,626,632	1,297,908	Carried
		(97.7%)	(2.3%)
	Rick Van Nieuwenhuyse	47,221,696	9,702,844	Carried
		(83.0%)	(17.0%)
	Terry Krepiakevich	55,269,969	1,654,571	Carried
		(97.1%)	(2.9%)

3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	80,168,628	713,463	Carried
		(99.1%)	(0.9%)

4.	To approve certain amendments to, and unallocated awards under, the Corporations’ stock option plan.	54,624,387 (96.0%)	2,300,153 (4.0%)	Carried

Dated at Vancouver, British Columbia, this 9th day of June, 2022.

Alexco Resource Corp.

Per:	“Mike Clark”
Mike Clark
Chief Financial Officer